EXHIBIT 12

FIRSTENERGY CORP.
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30
	2013	2012
	(Dollars in millions)
EARNINGS AS DEFINED IN REGULATION S-K:
Income before extraordinary items	$32	$494
Interest and other charges, before reduction for amounts capitalized and deferred	514	520
Provision for income taxes	58	349
Interest element of rentals charged to income (1)	49	71
Earnings as defined	$653	$1,434

FIXED CHARGES AS DEFINED IN REGULATION S-K:
Interest before reduction for amounts capitalized and deferred	$514	$520
Interest element of rentals charged to income (1)	49	71
Fixed charges as defined	$563	$591

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES	1.16	2.43

(1)	Includes the interest element of rentals where determinable plus 1/3 of rental expense where no readily defined interest element can be determined.

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